

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

Mark A. Wallace
Executive Vice President – Chief Financial Officer and Treasurer
Uniti Group Inc.
10802 Executive Center Drive
Benton Building Suite 300
Little Rock, Arkansas

     Re: **Uniti Group Inc.**
          Form 10-Q for the quarter ended March 31, 2019
          Exhibit No. 10.2
          Filed May 9, 2019
          File No. 001-36708

Dear Mr Wallace:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                         Sincerely,

                         Division of Corporation Finance